Thomas J. Lynn

1201 Walnut Street, Suite 2900

Kansas City, MO 64106-2150

816.691.3240 DIRECT

816.412.1242 DIRECT FAX

TLynn@stinson.com

June 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

We are counsel to Karen Seaberg, Cloud L. Cray, Jr., Laidacker M. Seaberg, Cray Family Management LLC, and MGP Holding LP in connection with the proxy solicitation contemplated by and described in the Preliminary Proxy Statement filed today on Schedule 14A.  On behalf of our clients we request that any correspondence regarding this filing be directed to us at the address indicated below:

John A. Granda

Thomas J. Lynn

Stinson Morrison Hecker LLP

1201 Walnut St, Suite 2900

Kansas City, MO 64106

In case of the need for a teleconference, please contact Mr. Granda at 816-691-6188 or me at 816-691-3240.

Sincerely,

/s/ Thomas J. Lynn
Thomas J. Lynn

TJL:cls

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